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                                                                    EXHIBIT 99.9




                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



MOSHE MILLER,                                       :
                                                    :
                                    Plaintiff,      :
                                                    :
                               - against -          :
                                                    :  Civil Action No. 18688-NC
KING OWYANG, EVERETT ARNDT, LORI LIPCAMAN,          :
MICHAEL ROSENBERG, MARK SEGALL, GLYNDWR             :
SMITH, SILICONIX INCORPORATED and VISHAY,           :
INTERTECHNOLOGY, INC.,                              :
                                                    :
                                    Defendants.     :
                                                    :
                                                    :


                             CLASS ACTION COMPLAINT

                  Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

                  1. Plaintiff has been the owner of shares of the common stock of Siliconix Incorporated ("Siliconix" or the "Company") since prior to the wrongs herein complained of and continuously to date.

                  2. Siliconix is a corporation duly organized and existing under the laws of the State of Delaware. The Company designs, markets, and manufacturers power and analog semiconductor products for the communications, computer and automotive markets. Its products are also used in instrumentation and industrial applications.

                  3. Defendant Vishay Intertechnology, Inc. ("Vishay") owns or controls approximately 80.4% of the equity of the Company.

                  4. Defendant King Owyang is President and Chief Executive Officer and a Director of the Company.
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                  5. Defendant Everett Arndt is Operations Administrative
President, North America of Vishay and a Director of the Company.

                  6. Defendant Lori Lipcaman is Operations Senior Vice President and Controller of Vishay and a Director of the Company.

                  7. Defendant Michael Rosenberg is a consultant to Vishay and a Director of the Company.

                  8. Defendant Mark Segall is a Director of the Company.

                  9. Defendant Glyndwr Smith is Assistant to the CEO and Senior Vice President, Marketing Intelligence of Vishay, and a Director of the Company.

                  10. Vishay, as controlling shareholder, and the director defendants stand in a fiduciary position relative to the Company's public shareholders and owe the public shareholders of Siliconix the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

                  11. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

                  12. This action is properly maintainable as a class action.

                  13. The class is so numerous that joinder of all members is impracticable. There are approximately 5.84 million shares of Siliconix common stock outstanding owned by hundreds, if not thousands, of holders other than Vishay and it affiliates.


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                  14. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Siliconix in violation of the laws of the State of Delaware in order to enrich Vishay at the expense and to the detriment of plaintiff and the other public stockholders who are members of the class; (c) whether the proposed transaction, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                  15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

                  16. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                  17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


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                             SUBSTANTIVE ALLEGATIONS

                  18. On February 22, 2001, Vishay announced that it had made a proposal to purchase all of the shares of common stock of the Company not held by Vishay and its affiliates. Under the proposed transaction, the Company's public shareholders would receive $28.82 per share in cash.

                  19. The price of $28.82 per share to be paid to class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Siliconix is materially in excess of $28.82 per share, giving due consideration to the prospects for growth and profitability of Siliconix in light of its business, earnings and earnings power, present and future; (b) the $28.82 per share price offers an inadequate premium to the public stockholders of Siliconix; and (c) the $28.82 per share price is not the result of arm's length negotiations but was fixed arbitrarily by Vishay to "cap" the market price of Siliconix stock, as part of a plan for Vishay to obtain complete ownership of Siliconix, its assets and businesses at the lowest possible price.

                  20. The proposal is an attempt by Vishay to unfairly aggrandize Vishay at the expense of Siliconix's public stockholders. The proposal will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Siliconix and its valuable assets, while permitting Vishay to benefit wrongfully from the transaction.

                  21. Given Vishay defendants' stock ownership and representation on Siliconix' Board and in management, they are able to dominate and control the other directors, all of whom were hand-picked by the Vishay defendants and are beholden to them for the prestige and perquisites of their offices. Under the circumstances, none of the directors can be

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expected to protect the Company's public shareholders in transactions which benefit Vishay at the expense of Siliconix' public shareholders, as exemplified by the proposed transaction.

                  22. Because of Vishay's stock ownership and the offices held by Vishay personnel, no third party, as a practical matter, can attempt any competing bid for Siliconix, as the success of any such bid would require the consent and cooperation of Vishay defendants.

                  30. Plaintiff and the other members of the Class will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties to Siliconix' public shareholders in a proposed transaction which will benefit fiduciaries at the expense of the public shareholders of the Company.

                  31. Plaintiff and the other members of the Class have ne adequate remedy at law.

                  WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

                  (1) declaring this action to be a class action and certifying plaintiff as the Class representative and her counsel as Class counsel;

                  (2) enjoining, preliminarily and permanently, the transaction complained of herein;

                  (3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court's final judgment, rescinding such transaction or transactions, or granting the Class rescissory damages;

                  (4) directing that defendants account to plaintiff and the other members of the Class for all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;


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                  (5) awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

                  (6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

                                        ROSENTHAL, MONHAIT, GROSS
                                             & GODDESS, P.A.


                                        By:
                                           -------------------------------------
                                           Norman M. Monhait
                                           919 N. Market Street
                                           Suite 1401
                                           Mellon Bank Center
                                           Wilmington, Delaware  19801
                                           (302) 656-4433
                                           Attorneys for Plaintiff

OF COUNSEL:

KIRBY MCINERNEY & SQUIRE, LLP
830 Third Avenue, Suite 1000
New York, New York 10022
(212) 371-6600

February 23, 2001




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